Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated October 12, 2005 relating to the consolidated financial statements and financial statement schedule of The Dress Barn, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph for the restatement described in Note 3 of the consolidated financial statements) and management's report on the effectiveness of internal control over financial reporting dated October 12, 2005 (which report expresses an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of The Dress Barn, Inc. and subsidiaries internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of The Dress Barn, Inc. and subsidiaries for the year ended July 30, 2005.

/s/ Deloitte & Touche LLP

New York, New York
July 26, 2006